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LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON SEPTEMBER 19, 2007

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF SHARES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors	59,790,694	0	1,820,047	0	0	97.05%	0.00%	2.95%
Appointment of KPMG, LLP as auditors of the Corporation and authorizing the directors to fix their remuneration.	60,775,627	0	835,114	0	0	98.64%	0.00%	1.36%
To approve amendments to the 1993 and 2003 Stock Option Plans, as more particularly described under the heading "Amendment to 2003 Share Option Plan and 1993 Share Option Plan" in the Management Information Circular.	48,922,263	3,536,372	0	0	9,152,106	93.26%	6.74%	0.00%
To ratify and confirm the repeal of the Corporation's By-law No. 1 and the adoption of the Corporation's By-law No. 2 as set out in Schedule 1 to Appendix D of the Management Information Circular.	49,285,973	3,172,662	0	0	9,152,106	93.95%	6.05%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY: 95

TOTAL SHARES ISSUED & OUTSTANDING: 212,627,866

TOTAL SHARES VOTED: 61,610,741

TOTAL % OF SHARES VOTED: 28.98%

JAMIE BAJZIK
SCRUTINEER

FLORENCE SMITH
SCRUTINEER